Room 4561
Via fax (617) 386-1111

May 1, 2008

Robert D. Burke
President and Chief Executive Officer
Art Technology Group, Inc.
One Main Street
Cambridge, MA 02142

> **Re: Art Technology Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 16, 2007**
> **File no. 0-26679**

Dear Mr. Burke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief